IRONWOOD PHARMACEUTICALS 320 BENT STREET, CAMBRIDGE, MA 02141 USA

February 1, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C.  20549-4720

Attention:	Mr. Jeffrey Riedler
Ms. Nandini Acharya

Re:    Ironwood Pharmaceuticals, Inc. Registration Statement on Form S-1

(File No. 333-163275)

Request for Acceleration of Effectiveness

Dear Mr. Riedler and Ms. Acharya,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ironwood Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-163275), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on February 2, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

IRONWOOD PHARMACEUTICALS, INC.

/s/ Halley Gilbert

By:
Name:	Halley Gilbert
Title:	Vice President, Legal Affairs and General Counsel